UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of: October 2018

Commission File Number: 1-37611

Pyxis Tankers Inc.

59 K. Karamanli Street

Maroussi 15125 Greece

+30 210 638 0200

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

This Report of Foreign Private Issuer on Form 6-K is hereby incorporated by reference into the following Registration Statements of Pyxis Tankers Inc. (the “Company”):

●	Registration Statement on Form F-3 (File No. 333-222160) filed with the U.S. Securities Exchange Commission (“SEC”) on December 19, 2017; and

●	Registration Statement on Form F-3 (File No. 333-222848) filed with the SEC on February 2, 2018.

New Loan Facility

On September 27, 2018, the Company entered into a $24.0 million loan agreement with Wilmington Trust, National Association as facility agent and security agent for certain nominees of EnTrustPermal as lenders, for the purpose of refinancing the outstanding indebtedness of Pyxis Epsilon under the previous loan facility. The borrower under the facility is our applicable vessel-owning subsidiary and the facility is guaranteed by the Company. The facility matures in September 2023 and is secured by a first priority mortgage over the vessel, general assignment covering earnings, insurances and requisition compensation, an account pledge agreement and a share pledge agreement concerning the respective vessel-owning subsidiary and technical and commercial managers’ undertakings. The new loan facility bears an interest rate of 11.0% per annum as well as incurs fees due upfront and upon early prepayment as well as final repayment of outstanding principal. The principal obligation amortizes in 18 quarterly installments starting in March 29, 2019, equal to the lower of $0.4 million and excess cash computed through a cash sweep mechanism, plus a balloon payment due at maturity. The facility also imposes certain customary covenants and restrictions with respect to, among other things, the borrower’s ability to distribute dividends, incur additional indebtedness, create liens, change its share capital, engage in mergers, or sell the vessel and a minimum collateral value to outstanding loan principal. As of the date of this Report on Form 6-K, the Company has drawn down the entire $24.0 million.

Exhibit Index

Exhibit Number	Document

99.1	Press Release dated September 28, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PYXIS TANKERS INC.

By:	/s/ Henry Williams
Name:	Henry Williams
Title:	Chief Financial Officer

Date: October 1, 2018